EXHIBIT 12
EXHIBIT 12
CHECKPOINT SYSTEMS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

(amounts in thousands)	2008	2007	2006	2005	2004

Interest expense (1)	$5,955	$2,534	$2,307	$4,192	$8,467
Interest factor in rental expense	5,021	5,102	4,898	5,673	6,871

(a) Fixed charges, as defined	$10,976	$7,636	$7,205	$9,865	$15,338

(Loss) earnings from continuing operations before income taxes and minority interest	$(29,209)	$70,576	$41,975	$40,127	$21,031
Fixed charges	10,976	7,636	7,205	9,865	15,338

(b) Earnings, as defined	$(18,233)	$78,212	$49,180	$49,992	$36,369

(c) Ratio of earnings to fixed charges (b / a)	—	10.2x	6.8x	5.1x	2.4x

(1)	Includes amortization of finance costs.
The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. “Earnings” consist of earnings from continuing operations before income taxes and minority interest plus income from an equity method investee plus fixed charges. “Fixed Charges” consist of interest expense plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $29 million for fiscal year ended December 28, 2008.